

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Steve Manko
Chief Financial Officer
CMI Acquisition, LLC
2401 East 86th Street
Bloomington, Minnesota 55425

> **Re: CMI Acquisition, LLC**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Response dated February 22, 2021**
> **CIK No. 1819974**

Dear Mr. Manko:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2021 letter.

Response Letter dated February 22, 2021

General, page 1

1. We note your response to comment one. Please tell us how you determined that no pro forma financial information would be required when you update your filing to include the financial statements for the year ended January 3, 2021. Please note that a pro forma balance sheet is required unless the transaction is already reflected in such balance sheet. However, a pro forma condensed statement of comprehensive income must not be filed when the historical statement of comprehensive income reflects the transaction for the *entire* period. Refer to Rule 11-02(c) of Regulation S-X.

Unaudited Pro Forma Consolidated Financial Information
Notes to the Unaudited Pro Forma Financial Information
Pro Forma Statements of Operations, page 52

2.   We note your response to comment two. Please revise footnote (17) to explain how you calculated your interest expense adjustments for the periods presented. Please also disclose the interest rates used to calculate your adjustments.

      You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing